BioPharmX Corporation

900 E. Hamilton Avenue, Suite 100

Campbell, California 95008

March 30, 2020

VIA EDGAR (CORRESPONDENCE) AND E-MAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             BioPharmX Corporation

Registration Statement on Form S-4

Registration No. 333-236526

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BioPharmX Corporation (“Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated to 2:00 p.m., Washington, D.C. time, on Tuesday, March 31, 2020, or as soon thereafter as is practicable.

The Company hereby acknowledges and confirms its understanding that the Company and its management are responsible for the accuracy and adequacy of the disclosure in the Registration Statement, notwithstanding any review, comments, action or absence of action by the staff of the SEC.

Please call Andrew Schwartz (at 954-468-2452) at Akerman LLP as soon as the Registration Statement has been declared effective.

Thank you for your courtesy and cooperation.

Very Truly Yours,

/s/ Steven M. Bosacki
Steven M. Bosacki
Chief Executive Officer

Cc:                             Chris Edwards (SEC)

Andrew E. Schwartz, Esq.